November 8, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief, Office of Electronics and Machinery

Re:

Biotricity Inc.

Amendment No. 3 to Registration Statement on Form S-1

File No. 333-210933

Ladies and Gentlemen:

On behalf of our client, Biotricity Inc. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated October 17, 2016 (the “Comment Letter”), with respect to the Registration Statement on Form S-1 filed by the Company with the Commission on September 30, 2016 (File No. 333-210933) (the “Registration Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 3.

All page number references in the Company’s responses are to the page numbers in Amendment No. 3.

Risk Factors, page 4

1. We note your response to prior comment 3. If the terms of the Exchangeable Shares can be amended without the approval of your common stockholders to provide holders of the Exchangeable Shares rights to the registrant or iMedical that differ from those of your common stockholders, please add a risk factor to explain the risk directly.

We respectfully advise the Staff that the Company believes that the possibility of the holders of Exchangeable Shares to amend the terms of the Exchangeable Shares without the approval of the Company’s common stockholders is remote, and we do not believe it to be a material risk requiring a risk factor. As stated previously, Holders of Exchangeable Shares cannot amend such terms without Company approval and in certain circumstances, the independent trustee. Accordingly, although hypothetically the terms of the Exchangeable Shares may be amended without the vote of the holders of the Company’s common stock, because of the remote possibility in also obtaining the other approvals necessary to do so from the Company and the Trustee, including a risk factor of that nature would overstate a risk the Company does not believe reasonably exists and would be potentially misleading to investors.

We may become subject, directly or indirectly, to federal and state health care fraud and abuse laws and regulations, page 19

2.

We note your response to prior comment 14. Please clarify your risk factor disclosure by highlighting briefly the relevant type of activity that the Stark law prohibits.

Effect has been given to the Staff’s comments. Please see the revised disclosure on page 20 of the Prospectus.

Business, page 36

3.

Please tell us when you will provide the material that you mention in your response to prior comment 12.

We advise the Staff that such material was delivered to the Staff on or about October 18, 2016

The Acquisition Transaction, page 37

4.

Please respond to that portion of prior comment 29 that asks you to disclose the substance of your response to comment 41 from our letter dated May 23, 2016. Include in your disclosure the appropriate sections of your response to prior comment 29.

Effect has been given to the Staff’s comment. Please see the revised disclosure on page 42 of the Prospectus.

Market Strategy, page 44

5.

We note your responses to prior comments 17 and 21 and your revisions to the fourth paragraph in this section. Given your disclosure on page 54 that the 510(k) clearance process can take from three to twelve months or “significantly longer,” please clarify the basis for your disclosure on page 45 that you expect the FDA review process for your device to take approximately ninety days. Also, please (1) address that part of prior comment 17 that sought disclosure of the existence of and reasons for delays from what you had expected to accomplish in “early 2016,” and (2) given that more than 90 days have passed since your June 2016 501(k) application regarding software, tell us the status of the application, including the date and nature of any responses from the FDA.

We respectfully advise the Staff that the ninety days previously disclosed in the Prospectus was based on the Company’s believe based on the knowledge and experience of its management and outside advisors. However, we have revised the language on page 48 of the Prospectus so the time-frame for FDA review is consistent with the disclosure under “Business–Government Regulation.” We further advise the Staff that we have updated the Prospectus on page 1 and on page 48 to disclose that the software component of the Bioflux has been FDA cleared.

With respect to the reference of “early 2016” in the prior filings and referenced in the Comment Letter, we advise the Staff on behalf of the Company that it was an inadvertent error and should have stated “early 2017”, which was corrected in the Registration Statement.

6.

We note your response to prior comment 20. Given your disclosure in the second paragraph on page 50 that CardioComm has not yet delivered to you the final software for your device, please clarify your disclosure in the fourth paragraph on page 45 to indicate for what you submitted a 510(k) application in June 2016.

Effect has been given to the Staff’s comments Please see the revised disclosure on page 48 of the Prospectus.

Event Monitoring, page 48

7.

Please reconcile your response to prior comment 9 and your disclosure here indicating that the monitoring centers are third parties with your disclosure in the second risk factor on page 10 regarding “our monitoring centers” and data transmission to you. Please also tell us whether monitoring centers supporting third-party products currently exist and whether you have any relationship with such centers that supports your disclosure here that you intend to provide “access” to the centers.

Effect has been given to the Staff’s comment. Please see the revised disclosure on page 11 of the Prospectus. We advise the Staff on behalf of the Company that monitoring centers supporting third party products currently exist, and that the Company is in discussions with monitoring centers to provide such monitoring services if requested by customers, but no definitive agreement or relationship has as of yet been entered into.

Intellectual Property, page 50

8.

We note your response to prior comment 18. Given the February 1, 2012 press release regarding the CardioComm and TZ Medical agreement, please state the basis for your belief that TZ Medical has not incorporated CardioComm software.

We respectfully advise the Staff that the Company’s basis for its belief is (a) that the Company has no knowledge of any public announcement relating to the CardioComm/TZ Medical agreement other than the February 1, 2012 release, (b) the Company is not aware of any product described in the press release on the market and (c) informal discussions that the Company’s management has had with industry insiders.

Transactions with Related Persons, page 67

9.

We note your response to prior comment 26; however, given your representation that you are a smaller reporting company, Regulation S-K Item 404(d)(1) requires disclosure of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the company’s total assets at year-end for the last two completed fiscal years. Also note that Instruction 2 to Item 404(a) provides that a transaction includes a series of similar transactions, arrangements, or relationships. Please revise accordingly.

We advise the Staff that consulting charges reflected in the notes to the financial statements in the amount of $144,665 and $202,225 for the years ended December 31, 2014 and 2015, respectively, were payments to an entity controlled by Waqaas Al-Siddiq, as through April 12, 2016, Mr. Al-Siddiq was paid as a consultant. The compensation reflected by such amounts are disclosed in the summary compensation table found on page 64 of the Prospectus, and the Company has updated footnote (2) thereto to disclose that the payments during such periods were as a consultant. Please also see the revised disclosure on page 70 of the Prospectus.

Selling Stockholders, page 68

10.

We note your response prior comment 30; however, the footnotes to the table remain unclear. For example, it is unclear (1) how footnote 9 of this table is reconcilable with footnote 5 of the table on page 66, and (2) why both footnotes 10 and 13 apply to 1069754 Ontario. Please revise your footnotes as appropriate.

Effect has been given to the Staff’s comment. We advise the Staff that the reference to footnote (10) was a remnant of the relevant selling stockholders’ former position as a convertible debentureholder, and accordingly has been removed as all of such debentures have been converted into common stock of the Company. Please see the revised disclosure on page 72 of the Prospectus.

* * * * *

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (516) 663-6580 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ STEPHEN E. FOX

STEPHEN E. FOX

For the Firm

cc:

Biotricity Inc.